                                OppenheimerFunds, Inc.
                             Two World Financial Center
                                225 Liberty Street
                             New York, New York 10281-1008

June 28, 2005

Via Electronic Transmission
---------------------------
Vincent DiStefano, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:  Oppenheimer Dividend Growth Fund
     Registration Statement on Form N-1A
     File Nos. 333-122902 and 811-21718
     ----------------------------------

Dear Mr. DiStefano:

      As per our discussion, regarding the registration statement on Form
N-1A (the "Registration Statement") for the Oppenheimer Dividend Growth Fund
("Fund") filed with the Commission on February 18, 2005, we have revised the disclosure in the Fund's Prospectus to state that "As a non-fundamental policy, under normal market conditions, the Fund will invest at least 80% of its net assets in securities of companies that the portfolio managers expect to experience dividend growth, including companies that currently pay dividends and are expected to increase them, and companies that do not currently pay dividends but are expected to begin paying them in the near future."

We acknowledge that: the fund is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
and the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund will file its Prospectus under Rule 497 under the Securities Act reflecting these changes.. Please direct any questions you may have regarding the filings or this letter to the undersigned at 212-323-5089.

                                          Sincerely,

                                          /s/ Nancy S. Vann

                                          Nancy S. Vann
                                          Vice President and Assistant Counsel
cc:   Board IV Board of Trustees
      Lisa Bloomberg, Esq.
      Neil McCarthy
      Joe Higgins
      Michael Keogh
      Ronald M. Feiman, Esq.
      Phillip Gillespie, Esq.
      Gloria LaFond
      Brian Levitt
      Jerry Mandzij
      Brian Petersen
      Brian Wixted
      Robert Zack, Esq.